UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 21, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), issued a press release announcing that the Spanish-registered branch of Bright Hydrogen Solutions Limited, an Irish private limited company and wholly-owned subsidiary of the Company (“BrightHy Solutions”), will provide certain services relating to a hydrogen production facility under certain agreements. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding BrightHy Solutions’ ability to successfully construct, commission, and operate the hydrogen production facility; anticipated long-term value creation from the project for BrightHy Solutions and the Company; the expected integration of hydrogen as an alternative fuel source in cement production; the potential for follow-on projects; and BrightHy Solutions’ strategy to position itself as an integrated hydrogen engineering, execution, and asset management platform. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the outcome of Çimsa Cementos España S.A.U. (“Çimsa”)’s application for a grant under the “Proyectos Estratégicos para la Recuperación y Transformación Económica” program, the denial of or determination by Çimsa not to proceed to obtain which may materially affect the overall project structure, including the potential replacement of the current contractual framework with an alternative leasing arrangement; the ability of the parties to the project agreements to obtain all necessary regulatory and other consents and approvals, including construction and activity permits, required for the installation and operation of the hydrogen production facility; the ability of BrightHy Solutions and its affiliates to deliver the facility on time and within budget, including risks associated with equipment supply, engineering, and construction timelines; the ability of the hydrogen production facility to achieve the target reliability of 98% and to operate safely and efficiently within an industrial cement production environment; the availability of additional financing necessary to support the project and BrightHy Solutions’ broader growth initiatives; risks associated with operating internationally, including in Spain and other foreign jurisdictions; the ability of the project to generate the expected operational and financial returns; fluctuations in demand for hydrogen in industrial applications; the Company’s ability to continue as a going concern and to generate sufficient revenues; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s projected revenues, profits, earnings and other estimated financial information; the Company’s ability to secure additional funding necessary for the expansion of the Company’s business; the growth of and competition trends in the Company’s industry; fluctuations in general economic and business conditions in the markets in which we operate; relevant government policies and regulations relating to the Company’s industry; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2026 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Reports. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press Release dated May 21, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: May 21, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer, Interim Chief Financial Officer and Chief Strategy Officer